Exhibit 99.2

 Investor Presentation  December 2025

 Disclaimer  our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations; the expected benefits of our cooperation agreements and strategic partnerships; formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to; our anticipated insurance costs; our expectations regarding the availability of crew; our expectations regarding our environmental and regulatory conditions, including extreme weather events, changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations; our expectations regarding potential liability from current or future litigation; our plans regarding hedging activities; our ability to pay dividends in accordance with our dividend policy; our expectations regarding our competition and ability to compete effectively; actions of activist shareholders, including as a result of the current proxy contest; and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025.   The Company prepares its financial statements in accordance with IFRS Accounting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).  See further disclosure regarding "Use of Non-IFRS Financial Measures” below.  Use of Non-IFRS Measures in the Company’s Guidance  A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2025 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.   Forward-Looking Statements  The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, the political and military instability in the Middle East and the war between Russia and Ukraine; our expectations regarding general market conditions as a result of global economic trends, including potential rising inflation and interest rates, imposition and/or increase or decrease in tariffs or other charges imposed on import, export or trade as a result of geopolitical and other events; our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freights rates, container values and other factors affecting supply and demand; our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to adequately respond to political, economic and military instability in Israel, the Middle East and elsewhere (particularly as a result of the Israel-Hamas war and the Israel-Hezbollah and Israel-Iran armed conflicts), and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency; our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the war between Israel and Iran and Iranian-backed proxies; our anticipated ability to obtain additional financing in the future to fund expenditures;

TSR Outperformance and Robust Capital Returns Have Positioned ZIM for Strong Growth

Industry Outperformance with Track Record of Value Creation	• Industry-leading TSR of 300%+ since IPO, significantly outperforming peers and the S&P 500[1] • Multi-year transformation has scaled the business, enhanced liquidity and improved ZIM's balance sheet, with book equity increasing ~$3.9B since 2020
Operating Strategy That Continues to Deliver Value for Shareholders	• Network strategy heavily focused on high-demand, high-yield Transpacific trade lanes, which comprise 42% of ZIM's volumes • Highly agile network management model that rapidly adjusts route deployments across all market environments • Partnership with largest global container liner, MSC, on key Asia – US East Coast routes, supplementing ZIM's 11% market share • Optimized and upgraded fleet with a 40% increase in vessel size since IPO and 40% of operated capacity of LNG power, which provide for efficient operations and compliance with environmental standards
Prudent Capital Allocation and Significant Capital Return	• Dividend policy targeting 30% of quarterly net income for the first three quarters of the year, with a cumulative annual dividend target of up to 50% of annual net income • Returned $5.7bn to shareholders through dividends ($47.54/share; >3x IPO price) since IPO[2] • Retained earnings creating liquidity buffer and supporting further investments in the business
Strong Board with Deep Industry, Financial, and Transactional Expertise	• 7 of 8 directors independent; 5 added since IPO, including 2 new directors this year • Deep expertise in shipping/logistics, finance, governance, and M&A • Strong, independent oversight of strategic review process with track record of value creation
The Dissident Group's Nominees are Not the Right Fit for Our Board	• Lack relevant experience in shipping, global logistics, or large, asset-intensive operations • Inadequate executive, operational and transactional experience, as well as governance concerns • Not suited to oversee ZIM during an ongoing strategic review in context of a complex global operating environment • Representing a Dissident Group that has not presented any reasonable strategic plan for ZIM, has not made a compelling case for why Board change is necessary and is pursuing a self-serving proxy fight while failing to comply with US Securities laws

ZIM's multi-year transition reflects disciplined Board oversight and strong management execution

Source: Company Filings, Alphaliner

1. Total shareholder returns represent capital gains yield (reflecting share price appreciation), plus dividend yield (assuming dividends are reinvested) since ZIM IPO date (1/28/21) to unaffected date (8/8/25), the last trading date before news of a potential management buyout leaked; peers include Hapag-Lloyd and Maersk
2. Includes Q3-2025 dividends paid on 12/1/25

1

ZIM The Z Factor

Disciplined Multi-Year Transformation Has Built a Strong and Competitive ZIM...

2014–2017

Post-Restructuring Stabilization

- Limited cash and liquidity constrained ability to buy or charter-in higher quality vessels
- Stabilized operations and rebuilt commercial reliability
- Begin to focus on new network

2018-2020

Strategic Refocus on Core Trades

- **Streamlined network** around trades where ZIM has defensible share and competitiveness
- Continued operating with **high breakevens** due to expensive charters
- Secured **strategic operational partnership** with the **2M alliance**

2021-2025

IPO, Breakout Performance & Capital Return

- Became a **Top 10 global liner** (~2% share)
- Delivered **industry-leading profitability** and returned **$47.54/share in dividends** (>3x IPO price)[1]
- Strengthened balance sheet and built capacity via large dual-fuel LNG newbuild program

2025 & Beyond

Modern, Efficient, Scaled Platform

- Securing long-term, fuel-efficient vessels to **lower structural breakevens**
- Enhancing network resilience and strategic flexibility
- Undertaking a comprehensive strategic review to assess value-maximizing alternatives

Source: Company Filings
1. Includes Q3-2025 dividends paid on 12/1/25

2

 …With Dramatic Recent Improvements to Operational Scale and Risk Profile Through Fleet Optimization and Balance Sheet Strengthening   Total Enterprise Value2  Book Equity2  LTM Revenue  Dividends3  Fleet Size(Chartered / Owned)  $2.6bn  $5.0bn  $4.0bn  $0.1bn  +92%  +$3.9bn  2020  Today  $7.6bn  $3.5bn  $0bn  $5.6bn  +119%  1291(113 vs. 16)  70(69 vs. 1)  +84%  TEU Carrying Capacity  709K  330K  +115%  +x  Since its IPO, ZIM has returned $5.7bn ($47.54 per share) in dividends  Source: Company Filings  Note: 2020 figures as of 9/30/20; 2025 figures as of 9/30/25, excluding fleet size and TEU carrying capacity, which is presented as of 11/20/25 and TEV, which is presented as of 12/5/25  Including 14 chartered car carriers  2020 cash and book equity values adjusted for realized IPO net proceeds  Includes Q3-2025 dividends paid on 12/1/25  3

Operational Transformation Has Enabled Industry-Leading Shareholder Returns Since IPO

TSRs Since 2021 ZIM IPO[1]



306%
128%
106%
80%
ZIM[2]
Hapag-Lloyd
MAERSK[3]
S&P 500
1-Year TSR
29%
(11%)
46%
22%

Key Highlights

- ✓ Executed a multi-year operational transformation under leadership of a strong Board and management
- ✓ Modern, fuel efficient and cost competitive fleet
- ✓ Versatile capacity with larger vessels well suited for target trades
- ✓ Highly agile network management model that can adjust service routes rapidly in response to dynamic market conditions
- ✓ Significant capacity expansion during upcycle generated strong earnings, cashflow and substantial shareholder distributions (62% dividend payout ratio)
- ✓ Full strategic and operational independence, complemented by partnerships with key players such as MSC
- ✓ Strong near-term and long-term TSRs relative to closest peers and S&P 500

Source: FactSet

1. Total shareholder returns represent capital gains yield (reflecting share price appreciation), plus dividend yield (assuming dividends are reinvested) since ZIM IPO date (1/28/21) to unaffected date (8/8/25), the last trading date before news of a potential management buyout leaked
2. ZIM figure based on IPO price of $15 per share
3. Maersk figure reflects Class B share performance

4

 Cumulative EBIT Margin Since ZIM IPO1  (Ocean)  Despite lacking the same economies of scale as its peers, strong commercial execution has driven leading EBIT margins  TEU Carrying  Capacity  709K  2,412K  4,602K  Q3 2025 EBIT Margin  ZIM’s Operational Strategy Has Achieved Strong Margins  Source: Company Filings, Alphaliner  Represents total EBIT, divided by total cumulative revenue from FYE 2021 through 9 month ended 9/30/25  5

 Robust Independent Network   Complemented by MSC Partnership  Focused Trade Strategy Drives Sustainable Competitive Advantage and Future Margin Strength  Optimize utilization by concentrating on trades where ZIM has meaningful share  Diversify footprint:  Broaden customer base; reduce dependency on any single trade  Leverage emerging trade opportunities  Use MSC partnership to reinforce Asia – US East Coast routes, with greater utilization of larger, LNG-powered tonnage  Grow position in target markets:  Expand presence in Southeast Asia and LatAm  Capitalize on transformed fleet to capture new opportunities  Executing a Focused Network Strategy  Trade Exposure by Carried Volume (TEUs)1  5Major Routes   ~33,000Customers  Network(Routes & Geographic Reach)  Footprint  56Weekly Lines  ~330Ports of Call  Decade-Long Partnership   with MSC  6Transpacific Services  MSC Partnership reinstated following the 2M Alliance dissolution   Includes 11% market share and #5 market position 1 on Asia – USEC & Gulf routes, which is further enhanced by MSC partnership  Source: Company Filings, Piers  Represents LTM 2025 volumes  6

Focused Trade Strategy Drives Sustainable Competitive Advantage and Future Margin Strength

Executing a Focused Network Strategy

✓ Optimize utilization by concentrating on trades where ZIM has meaningful share

✓ Diversify footprint:

- Broaden customer base; reduce dependency on any single trade
- Leverage emerging trade opportunities
- Use MSC partnership to reinforce Asia – US East Coast routes, with greater utilization of larger, LNG-powered tonnage

✓ Grow position in target markets:

- Expand presence in Southeast Asia and LatAm
- Capitalize on transformed fleet to capture new opportunities

Robust Independent Network Complemented by MSC Partnership

Network (Routes & Geographic Reach)

5	56	~330
Major Routes	Weekly Lines	Ports of Call

Decade-Long Partnership with MSC		**Footprint**
6 Transpacific Services	MSC Partnership reinstated following the 2M Alliance dissolution	~33,000 Customers

Trade Exposure by Carried Volume (TEUs)[1]



Cross-Suez 8%
Atlantic 14%
Transpacific 42%
Latin America 15%
Intra-Asia 21%
Includes 11% market share and #5 market position [1] on Asia – USEC & Gulf routes, which is further enhanced by MSC partnership

Source: Company Filings, Piers
1. Represents LTM 2025 volumes

6

 Disciplined Capital Allocation to Drive Growth, Resilience, and Shareholder Returns  Innovation  Expand digital tools and invest in network optimization and growth engines  Equipment   Renew container and reefer fleet to support service reliability  Capacity   Maintain competitive fleet; secure LNG and fuel-efficient capacity  Returning capital to shareholders remains high priority  Dividend Policy Up to 50% of annualnet income (in quarterly installments)1  All future dividend distributions are subject to Board approval and restrictions provided by Israeli law  7

ZIM Has Delivered Exceptional Capital Returns — $5.7bn Since IPO (>3x IPO Price)

- Disciplined dividend policy targeting up to 50% of annual net income
- Returned $5.7bn in cumulative dividends ($47.54/share) since IPO[1]
- Consistent history of outsized dividends during periods of strong performance (e.g., $17/share supplemental Q4 dividend in 2021; $0.84 special dividend in 2024)

Cumulative Dividend Yield Since ZIM IPO[2]



317%
125%
84%
ZIM
Hapag-Lloyd
MAERSK

Cumulative Dividend Payout Ratio Since ZIM IPO[3]



62%
65%
39%
ZIM
Hapag-Lloyd
MAERSK

Source: Company Filings, FactSet

1. Includes Q3-2025 dividends paid on 12/1/25
2. Dividend yield calculated as the sum of announced dividends per share since ZIM IPO (1/28/21), divided by initial share price (as of ZIM IPO)
3. Dividend payout ratio calculated as the sum of dividends paid since ZIM IPO (1/28/21), divided by cumulative net income from FYE 2021 through 9 month ended 11/26/25

8

ZIM The Z Factor

ZIM's Fleet Quality Has Transformed Since IPO, With the Addition of Newbuild Vessels and Core Assets Now Owned or on LT Charter…

Dramatic Improvements to Fleet Size and Quality

ZIM has added larger, more efficient tonnage, with 28 LNG-fueled vessels currently in its fleet and 10 in its orderbook



Number of Containerships
85
110
139
128
130
115
Average vessel size +40%; Total Fleet TEU +90%
375
427
549
639
785
709
2020
2021
2022
2023
2024
Current[1]
Total Fleet Size (K TEU)

Transformed Fleet of LNG-Fueled Vessels:



~40%
LNG-powered



~60%
Newbuild

~115K TEU *Additional LNG-fueled tonnage in orderbook*

Recent Increases to Ownership and Charter Duration

ZIM is reducing charter spot market exposure by increasing its fleet ownership and by extending its average charter duration (5-12 years for core fleet)



3.4%
6.0%
6.3%
9.7%
12.4%
2021
2022
2023
2024
Current[1]
Percent of Fleet Owned

Source: Company Filings
1. As of 11/20/25

9

 Leverage  …However, Compared to Peers, ZIM Sources More Capacity From the Charter Market, Which Results in Higher Leverage  Average Top 9 Operators 1   …Increases Leverage and Need for Reserved Cash  Greater Reliance on Charter Market than Peers…  Net Debt / 2026E EBITDA2:  (Values in $ Millions, as of 9/30/25)   % of Fleet Chartered (based on TEUs)  Net Debt Composition  Source: Company Filings, FactSet, Clarksons, Alphaliner   Includes Hapag-Lloyd and Maersk  EBITDA consensus as per FactSet   10

 Like Its Peers, ZIM Maintains a Strong Balance Sheet to Navigate Cyclicality  Cash / Total Enterprise Value1  Cash / LTM Revenue  ZIM’s liquidity metrics remain broadly comparable to peers  ZIM’s greater reliance on the charter market has increased its breakeven freight rate relative to peers’ and requires relatively higher liquidity to manage volatility across freight cycles  Asset-owning peers benefit from scale and unencumbered assets, reducing the level of cash required to navigate downturns  Key Highlights  Source: Company Filings, FactSet  Total Enterprise Value as of 12/5/25   11

 Update on the Board’s Independent Review of Strategic Alternatives  Since IPO, the Board has regularly reviewed the Company’s strategic alternatives in light of evolving market conditions and sector dynamics, with a consistent focus on maximizing shareholder value  Several months ago, the Company received a preliminary, non-binding proposal to acquire all the outstanding ordinary shares of the Company from Eli Glickman, the Company’s CEO and President, and Rami Ungar  Following management’s proposal, the Board promptly commenced a strategic review to assess whether other value-maximizing alternatives may be available, including a sale / merger that could realize the full value of our business and capital allocation and return opportunities   In connection with this review, the Board has received indications of interest from multiple parties, including strategic interest, which it is reviewing carefully   The review remains ongoing, and the Board continues to evaluate all potential alternatives to maximize shareholder value  The Board is Committed to Acting in Shareholders’ Best Interests to Maximize Value  12

 Independent Board Providing Capable Oversight of ZIM’s Strategy And Its Strategic Review  ZIM Board is Well-Qualified to Oversee Strategic Review  Review is overseen by the independent directors of the Board without management participation  Hired independent financial and legal advisors to help assess alternatives  Independent Board meets weekly to oversee the process  Transaction Committee formed to manage day-to-day aspects of the review  Appointed two new independent directors who bring substantial financial and transactional expertise to bolster the review  Considering all potential alternatives to maximize value for shareholders  Independent Board Process Ensuring All Value-Maximizing Alternatives Considered  5/8  Public Company   M&A Experience  6/8  Financial   Expertise  5/8  Directors Added  Since 2021 IPO  6/8  Logistics / Asset   Heavy Industry Expertise  Source: Company Filings, FactSet   7/8  Are Independent With No Mgmt. Representation on the Board   13

A Highly Independent, Refreshed Board With Deep Industry, Financial, and M&A Expertise



Yair Seroussi (C)
Former Chairman, Bank Hapoalim

Director since October 2020

- Proven leader with immense board room experience in Israel and international markets

✔ **Financial Expertise**
✔ **Significant M&A Experience**
✔ **Global Markets Expertise**



Yair Avidan
Former Supervisor of Banks, Bank of Israel

Director since November 2025

- Veteran senior regulator with decades of leadership shaping Israel's financial sector

✔ **Regulatory & Risk Management Expertise**
✔ **Financial Expertise**



Nir Epstein
Former Executive Director & CEO, Prothya BioSolutions

Director since July 2018

- Significant M&A and financial advisory experience from advising on some of the most significant transactions in Israel

✔ **Significant M&A Experience**
✔ **Capital Structuring and Allocation Expertise**



Birger Meyer-Gloeckner
Managing Director & CEO, Conti Holding

Director since July 2014

- Brings deep executive experience in maritime shipping, charter markets and logistics

✔ **Maritime Shipping Expertise**
✔ **Complex Logistics and Global Business Experience**



Anita Odedra
Executive VP (LNG Marketing), Tellurian

Director since October 2023

- Experience in leading commercial, trading and operational functions across logistics and energy sectors

✔ **Significant Logistics and Shipping Expertise**
✔ **Global Markets Expertise**



William ("Bill") Shaul
Former Partner (Tax), KPMG

Director since May 2021

- Former senior KPMG partner with extensive experience advising global public companies and major investors

✔ **Accounting, Financial & Risk Management Expertise**
✔ **Significant M&A Experience**



Liat Tennenholtz
Executive VP (M&A), Matrix IT

Director since May 2021

- Senior executive driving negotiated, transformational M&A for a leading global tech company

✔ **Significant M&A Experience**
✔ **Asset Heavy Business Operation and Integrations**



Dr. Yoram Turbowicz
Former Chief of Staff, Office of The Israeli Prime Minister

Director since November 2025

- Over three decades of distinguished leadership in regulatory, corporate, and governmental strategy

✔ **Significant Public Company Governance Experience**
✔ **Logistics and Asset Heavy Business Expertise**

Note: Purple shading indicates recently appointed director

14
ZIM The Z Factor

Best-in-Class Governance Framework Ensures Robust Oversight  Our governance framework ensures independent oversight during the ongoing review of strategic alternatives  Independent Board and Chair, with independent committees, no management representation, and full separation of Chair and CEO roles  P  P  Annually elected directors with ongoing refreshment – five new independent directors since IPO  P  Independent directors hold executive sessions without management after every Board meeting  P  Regular evaluation of Board and management performance  P  Shareholders have the right to call special meetings  P  Equal voting rights for all shareholders (“one share, one vote”)  P  Strong oversight through rigorous audit practices and robust financial reporting standards  P  Performance-aligned compensation program designed to drive shareholder value  15

 The Dissident Group’s Nominees are Not the Right Fit For Our Board  Dr. Keren Bar-Hava  No apparent global industrial, shipping, logistics, or maritime operations experience  Academic background – no public C-suite or executive leadership experience  Academic background with no industry or operational experience  Ron Hadassi  No apparent global industrial, shipping, logistics, or maritime operations experience  Currently sits on seven other public company boards  Real estate background not relevant to shipping company with overboarding concerns  Ran Gritzerstein  No apparent global industrial, shipping, logistics, or maritime industry experience  No public company transaction experience   Entertainment focused background with no industry or public transactional experience  Source: Based on biographies submitted by the Dissident Group’s nominees; public filings and press  16

 Nominees Are Representing a Dissident Group That Has Not Made a Case for Change   O  Dissident Group did not meaningfully engage with ZIM on the issues they now raise and chose to submit their nominations without prior discussion or warning  O  Dissident Group’s campaign is based on a fundamental misunderstanding of ZIM’s operating model and the status of the strategic review   O  Dissident Group’s nominees lack any relevant experience for overseeing a global shipping and logistics business during a strategic review  O  Dissident Group claims to control over 5% of ZIM’s outstanding shares but has not filed a required Schedule 13-D, a breach of US Securities laws – shareholder deserve to know who the Dissident Group asking for their vote is  O  Dissident Group rejected the Board’s proactive attempt to negotiate a constructive settlement to prevent disruption and maintain focus on the Company’s business and independent strategic review  17

 Supporting the Company’s Slate Is Essential to Protect Value and Maintain Strategic Momentum  Strong Board with Deep Industry, Financial, and Transactional Expertise  Prudent Capital Allocation and Significant Capital Return  The Dissident Group’s Nominees are Not the Right Fit for Our Board  Industry Outperformance with Track Record of Value Creation  Operating Strategy That Continues to Deliver Value for Shareholders  ✓  ✓  ✓  ✓  X  +  18

 Support ZIM – Protect Your Investment  If shareholders have questions or need assistance in voting their shares for the Meeting, please contact the Company’s proxy solicitor   430 Park Avenue, 14th FloorNew York, New York 10022Toll Free: (800) 662-5200Brokers and Banks: (203) 658-9400Email: ZIM@info.sodali.com  Vote For Directors:  Yair Seroussi  Nir Epstein  Birger Johannes Meyer-Gloeckner  William (Bill) Shaul  Yoram Turbowicz  Yair Avidan  Liat Tennenholtz  Anita Odedra  The Board of Directors recommends a vote AGAINST the election of the Alternate Director-Nominees, namely Dr. Keren Bar-Hava, Messrs. Ron Hadassi and Ran Gritzerstein.  19

 FAQ (1/4)  Q: What is ZIM’s value creation strategy?  ZIM focuses on trade lanes where it can hold meaningful, defensible share and deliver superior service, supported by an agile fleet strategy that combines operational flexibility with increased long-term charter coverage  This approach gives ZIM flexibility to manage cycles, redeploy capacity, and maintain strong customer relationships  ZIM has transformed its operations, doubling capacity, modernizing its fleet, maintaining EBIT margins above 30% and generating strong cash flows  ZIM uses its strong cash generation to maintain appropriate liquidity while returning substantial capital to shareholders  Q: How has ZIM delivered shareholder value?  Since its IPO, ZIM has delivered industry-leading total shareholder returns of more than 300% – more than double its closest peers  The Company’s strong TSR performance is driven by its commitment to strong capital returns – ZIM has returned $5.7bn to shareholders via dividends since its IPO – more than 3x the IPO price  ZIM’s book equity has also increased from ~$0.1bn in 2020 to over $4.0bn today  Q: What is ZIM’s approach to capital allocation?  ZIM has a disciplined approach to capital allocation, balancing appropriate liquidity aligned with its operations with returning substantial amounts of capital to shareholders  Its charter-intensive model requires a strong liquidity position to manage fixed commitments, while funding fleet renewal and operational investments, and market volatility  At the same time, its formula-based dividend policy (up to 50% of annual net income) has resulted in $5.7bn being returned to shareholders  20

 Q: Why is ZIM’s Board conducting a strategic review?  Since IPO, the Board has regularly reviewed the Company’s strategic alternatives in light of evolving market conditions and sector dynamics, with a consistent focus on maximizing shareholder value  Several months ago, the Company received a preliminary, non-binding proposal to acquire all the outstanding ordinary shares of the Company from Eli Glickman, the Company’s CEO and President, and Rami Ungar  Following management’s proposal, the Board promptly commenced a strategic review to assess whether other value-maximizing alternatives may be available, including a sale / merger and capital allocation and return opportunities   In connection with this review, the Board has received indications of interest from multiple parties, including strategic interest, which it is evaluating carefully   Q: How is the Board conducting the strategic review?  The review is being led entirely by the independent Board, without management involvement  The Board has engaged independent financial and legal advisors to assist in the review   The Board is highly engaged in the review and meets weekly to oversee progress and has formed an independent Transaction Committee to manage day-to-day workstreams  The review includes outreach to both strategic and financial parties, as well as the evaluation of standalone opportunities  Q: At what stage is the strategic review?  The review is ongoing and no outcome has been predetermined  To date, the Board has received indications of interest from multiple parties, including strategic interest, and is evaluating all alternatives rigorously and objectively  FAQ (2/4)  21

 FAQ (3/4)  Q: Will shareholders have the opportunity to approve any sale of the Company, if a deal is reached?  Yes. Any sale of the Company would require shareholder approval   In all cases, the State of Israel’s golden share also requires governmental consent for any change of control  Q: Why is the ZIM Board best qualified to oversee ZIM’s strategy and conduct this review?  The Board is majority independent with deep experience in shipping, finance, M&A, regulation, and complex operations  Five of eight directors have been added since the IPO, bringing fresh, relevant expertise  Two recently appointed directors add further strength in financial, M&A, regulatory and operational oversight  Q: Why do the Dissident Group’s aims present a risk to shareholder value?  The dissident campaign was initiated following a rumored management bid for the Company at a low price  As later disclosed, the Board is leading a thorough, objective review of potential alternatives, and received indications of interest from multiple parties, including strategic interest  Given these facts, the dissident’s concerns are unwarranted and their campaign risks disrupting the Board’s process, which could impede a value-maximizing transaction  The dissidents are also advocating for a large special dividend that could leave ZIM undercapitalized for its strategy and create significant risk to the Company’s strategy and operations   Q: Has the Board engaged with the Dissident Group?  The Dissident Group submitted nominations without meaningful prior engagement with the Company or outlining a compelling case for why Board change is needed   Despite the Dissident Group’s lack of meaningful engagement, the Board reached out in the interest of finding a negotiated settlement to allow the Board and Company to focus on important issues with respect to overseeing the business and conducting a comprehensive strategic review   The Dissident Group rejected the Board’s reasonable offer for a settlement, instead deciding to pursue its self-serving proxy contest, which is based largely on a misconception of the nature of the Board’s strategic review  22

 FAQ (4/4)  Q: Why are the dissident nominees unqualified to serve on ZIM’s Board?  The dissident nominees’ qualifications do not align with the skills needed to oversee ZIM’s business and strategy  None of them have apparent experience in shipping, logistics, maritime operations, or large industrial platforms and they lack meaningful public company transactional experience  ZIM’s Board is composed of independent, qualified professionals who understand our business and sector and have deep industry, finance and M&A experience making them well-suited to oversee a rigorous, objective strategic review  Q: What is the potential harm to appointing the dissident nominees?   Adding unqualified directors at this stage risks disrupting a rigorous, late-stage strategic review and may impede a value-maximizing transaction  The dissident nominees lack knowledge of ZIM, its strategy and its sector and have agreed to serve as nominees for a Dissident Group whose campaign appears to be based on misunderstanding of the Board’s process and calls for a potentially value-destructive capital allocation strategy  Q: How can shareholders support ZIM’s Board and value creation strategy?  Vote FOR ZIM’s nominees and AGAINST the dissident nominees at the AGM  Support the independent Board’s ongoing, comprehensive evaluation of all value-maximizing alternatives  23